October 28, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-12469)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended,
GOLD ENTERTAINMENT GROUP, INC., (the "Company") respectfully requests the withdrawal of its Offering Statement on
Form 1-A (File No. 024-12469), together with all amendments and exhibits thereto (collectively, the "Offering
Statement"), first filed with the Securities and Exchange Commission (the "Commission") on July 23, 2025 and
And amended as FORM 1A/A most recently on July 1, 2025. The Offering Statement relates to the public offering of the Company's Common Stock (the
"Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Hamon Fytton
Hamon Fytton
Chief Executive Officer and Director
GOLD ENTERTAINMENT GROUP, INC.